Exhibit 12.1
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	For the Years Ended December 31,
	2005		2004		2003		2002		2001
			(in thousands)
Fixed Charges:
Gross interest expense	$25,301		$17,813		$15,642		$15,373		$15,034
Interest portion of rent expense	193		157		129		122		46

	25,494		17,970		15,771		15,495		15,080

Earnings:
Income before taxes	168,059		259,416		205,999		109,586		189,404
Plus: fixed charges	25,494		17,970		15,771		15,495		15,080
Less: capitalized interest	8,766		8,358		7,300		7,975		12,042

	184,787		$269,028		$214,470		$117,106		$192,442

Ratio of Earnings to Fixed Charges	7.2	x	15.0	x	13.6	x	7.6	x	12.8	x